

January 26, 2021

Steven E. Brazones
Chief Financial Officer
RAVEN INDUSTRIES INC
205 E. 6th Sreet, P.O. Box 5107
Sioux Falls, SD 57117

> **Re: RAVEN INDUSTRIES INC**
> **Form 10-K For the Year Ended December 31, 2019**
> **Filed March 26, 2020**
> **Form 8-K Filed November 24, 2020**
> **File No. 001-07982**

Dear Mr. Brazones:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed November 24, 2020

Exhibit 99.1

1. We note your discussion of free cash flow on the first page of your earnings release. Please revise your disclosure to also discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please provide a reconciliation of free cash flow to the most directly comparable GAAP measure, cash provided by operating activities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing